================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            _______________________

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                        Date of Report: October 21, 2005

                              CEMEX, S.A. de C.V.
                              -------------------
             (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                                  -----------
                (Translation of Registrant's name into English)

                             United Mexican States
                             ---------------------
                (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                      Garza Garcia, Nuevo Leon, Mexico 66265
         ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  _X_   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No   _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
================================================================================

================================================================================

                                    Contents

     1. Press release, dated October 21, 2005, announcing CEMEX's results for the third quarter of 2005 (attached hereto as exhibit 1).

     2. CEMEX's 2005 third quarter earnings report (attached hereto as exhibit 2).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CEMEX, S.A. de C.V.
                                            -----------------------------------
                                                 (Registrant)


Date:  October 21, 2005                     By:     /s/ Rafael Garza
                                                 ------------------------------
                                                 Name:   Rafael Garza
                                                 Title:  Chief Comptroller

                                 EXHIBIT INDEX


     EXHIBIT NO.              DESCRIPTION
     -----------              -----------

     1. Press release, dated October 21, 2005, announcing CEMEX's results for the third quarter of 2005.

     2.                       CEMEX's 2005 third quarter earnings report.

                                                                      Exhibit 1

 Media Relations              Investor Relations             Analyst Relations
   Jorge Perez                Abraham Rodriguez                Ricardo Sales
(52 81) 8888-4334             (52 81) 8888-4262                (212) 317-6008

                                     CEMEX
                           Building the futures(TM)
                            [Logo Graphic Omitted]


                CEMEX'S THIRD QUARTER 2005 SALES INCREASE 110%;
                            OPERATING INCOME UP 56%

MONTERREY, MEXICO, October 21, 2005 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that consolidated net sales in the third quarter of 2005 grew 110% to US$4.3 billion compared to the same quarter of 2004. This increase is primarily a result of the effect of the incorporation of RMC into CEMEX's consolidated results.

CEMEX Consolidated Third-Quarter Financial and Operational Highlights
---------------------------------------------------------------------

o Sales increased in the majority of CEMEX's markets due to higher cement, ready mix and aggregates volume. Infrastructure spending remains one of the main drivers of cement and ready-mix demand throughout CEMEX's markets, as was residential construction, driven largely by the prevailing low interest rate environment worldwide.

o CEMEX's consolidated cement volume increased 27% to 22 million metric tons, while consolidated ready-mix volume grew 225% to 20.2 million cubic meters. The Company's consolidated aggregates volume increased 289% to 48 million metric tons, over the third quarter of 2004.

o     Operating income for the third quarter increased 56% to US$771 million.

o Free cash flow was US$679 million, up 51% versus US$451 million in the same quarter of 2004.

o EBITDA (operating income plus depreciation and amortization) increased to US$1 billion, up 54% over the third quarter of 2004, mainly due to the acquisition of RMC.


Hector Medina, Executive Vice President of Planning and Finance, said: "Our business showed continued strength in the third-quarter as we achieved significant increases in net sales and operating income. The results for the quarter reflect continued underlying growth in our core markets, as well as contributions from the recently integrated RMC operations. We are pleased to report the achievement of a 2.6 times net debt to EBITDA ratio only seven months after we completed the acquisition of RMC, one quarter ahead of schedule."

Consolidated Corporate Results
------------------------------

Cost of goods sold and selling, general, and administrative expenses (SG&A) increased 117% and 155%, respectively, versus the third quarter of 2004 due mainly to the acquisition of RMC.

Majority net income for the third quarter of 2005 rose 87%, to US$675 million from US$361 million in third quarter of 2004, and has increased 99% during the first nine months of 2005, reaching US$1,855 million.

Net debt at the end of the third quarter 2005 was US$8.9 billion, a reduction of US$724 million during the quarter. The net-debt-to-EBITDA ratio improved to
2.6 from 2.9 at the end of second quarter 2005. Interest coverage remained unchanged from second quarter 2005 at 6.5, decreasing from 6.7 one year prior.

During the quarter, free cash flow of US$679 million plus US$91.5 million in proceeds from the additional assets contributed to the joint venture with Ready Mix USA were primarily used to reduce net debt by US$687 million (when expressed in US dollars, net debt was further reduced by US$37 million due mainly to the depreciation of the euro, British pound and yen versus the US dollar during the quarter), and for investments in connection with the post merger integration of RMC.

Completion of Non-Dilutive Equity Offering
------------------------------------------

On October 3, 2005, CEMEX announced that a total of 30,993,340 ADSs were sold in a non-dilutive equity offering, which included the sale of 27,000,000 ADSs, plus an additional 3,993,340 ADSs to cover over-allotments. The 30,993,340 ADSs were sold in the form of both ADSs and CPOs, comprised of 22,943,340 ADSs and 80,500,000 CPOs with one ADS representing ten CPOs. The ADSs were offered to the public at a price of US$49.50 per ADS, and the CPOs were offered to the public at a price of MXN53.89 per CPO. The aggregate proceeds of the offering, including proceeds from the exercise of the over-allotment option, were approximately US$1.5 billion, after underwriting discounts and commissions. Approximately US$1.3 billion of these proceeds were used to unwind all of the forward contracts entered into between CEMEX and certain banks, with the remaining approximately US$200 million paid to CEMEX on October 3, 2005. The transaction did not increase the number of shares outstanding.

Joint Venture with Ready Mix USA
--------------------------------

On September 1, 2005, CEMEX announced the signing of an agreement to expand the scope of the recently formed joint venture with Ready Mix USA. As part of the expansion of the joint venture, CEMEX contributed 27 additional ready-mix plants and 4 additional block facilities that are located in the Atlanta, Georgia metropolitan area and operated under the Allied Ready Mix name. In return for the contribution of these assets CEMEX received from the joint venture a net amount of approximately US$91.5 million .

Major Markets Third-Quarter Highlights
--------------------------------------

Net sales in CEMEX's Mexican operations increased 10% to US$782 million compared to US$709 million the same quarter of 2004 and EBITDA grew 2% over the prior year period to US$310 million. Cement volumes in Mexico increased 1% during the quarter versus the third quarter of 2004, while ready-mix volumes increased 14% over the same period. The main drivers of demand in the Mexican cement market continue to be in the residential construction and infrastructure sectors.

In the United States, net sales for the quarter were US$1.2 billion, up 116% over the third quarter of 2004, while EBITDA increased 121% to US$329 million. U.S. operations cement volumes increased 2% versus the same period a year ago and ready-mix volumes increased 212% due in large part to the consolidation of RMC operations. Cement demand continues to be driven primarily by a strong infrastructure sector, particularly in street and highway construction, as well as a growing industrial and commercial sector and a healthy residential sector.

CEMEX's operations in Spain reported net sales of US$376 million in the third quarter of 2005, up 19% versus the third quarter of 2004. EBITDA increased 10% to US$107 million in the quarter. Domestic cement volume decreased 2% over the third quarter 2004, ready-mix volume increased 59% over the previous year period. For the first nine months of the year, cement and ready-mix volumes increased 5% and 56%, respectively, versus the first nine months of 2004. In Spain, the main drivers of cement and ready-mix demand continue to be infrastructure spending and residential construction but growth has moderated versus the first half of the year.

Net sales and EBITDA of the Company's operations in the United Kingdom were US$480 million and US$50 million respectively. Cement sales in the UK decreased 4% for the third quarter and ready-mix volumes decreased 3% versus the same periods in 2004. The public, residential, industrial and commercial sectors remain the primary growth drivers in the UK although they are growing slower due to reduced spending on infrastructure and decreased demand from the repair, maintenance and improvement sectors

Other European Markets
----------------------

During the third quarter of 2005, net sales in the other European markets was US$855 million and EBITDA was US$128 million.

In France, ready-mix volumes increased 8% in the third quarter. The increase in ready-mix demand is mainly due to a strong housing sector, driven by low interest rates and tax incentives aimed at promoting housing construction.

In Germany, the economic environment continues to be plagued with high unemployment, low consumer confidence and an overall weak business environment. Spending in infrastructure, which remains depressed due to high levels of public debt and limited investments, has offset the nonresidential sector, which has grown slightly due to a rise in commercial building construction. Cement sales volumes for the quarter declined 13% versus the comparable period of 2004.

South/Central America and the Caribbean
---------------------------------------

CEMEX operations in South/Central America and the Caribbean reported net sales of US$358 million during the second quarter of 2005, an increase of 16% over the third quarter of 2004. EBITDA decreased 16% to US$103 million versus the prior year period. Domestic cement volumes in the region increased 16% in the quarter versus third quarter 2004.

The Venezuelan economy continues to recover spurring construction spending. The main factors contributing to increased cement demand are the residential (both self-construction and government-sponsored housing) and infrastructure sectors fueled by increased oil revenues. For the quarter, cement volumes in Venezuela increased 38% versus third quarter 2004.

In Colombia, cement volumes grew 30% during the quarter mainly due to high demand from the self-construction sector and infrastructure spending.

Africa and Middle East
----------------------

Third-quarter net sales in Africa and the Middle East were US$155, up 200% as compared to the same quarter of 2004. EBITDA increased 69% to US$43 million. Construction activity in the Middle East remains at a high level with housing requirements and oil revenues driving public and private investments.

Asia
----

Operations in Asia reported an increase in net sales of 53% over the third quarter of 2004, or US$76 million, while EBITDA was US$13 million, down 2% over the previous year period. Cement volumes in the region decreased 3% during the quarter.


CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future. For more information, visit www.cemex.com.

                                      ###

                                                                     Exhibit 2


                                       2005
CEMEX                                  THIRD QUARTER RESULTS
---------------------------------      ---------------------------------------------------------------------------------
                                 |
Stock Listing Information        |
                                 |                                   Third quarter (1)                 Third quarter (1)
NYSE  (ADR)                      |                               ------------------------           --------------------
Ticker: CX                       |                                  2005    2004   % Var.              2005     2004
                                 |     ---------------------------------------------------------------------------------
MEXICAN STOCK EXCHANGE           |     Net sales                   4,298   2,047     110%             % of Net Sales
Ticker: CEMEX.CPO                |     ---------------------------------------------------------------------------------
                                 |     Gross profit                1,808     902     101%             42.1%    44.0%
Ratio of CEMEX.CPO to CX= 10:1   |     ---------------------------------------------------------------------------------
                                 |     Operating income              771     495      56%             17.9%    24.2%
                                 |     ---------------------------------------------------------------------------------
                                 |     Majority net income           675     361      87%             15.7%    17.6%
                                 |     ---------------------------------------------------------------------------------
                                 |     EBITDA                      1,011     656      54%             23.5%    32.1%
                                 |     ---------------------------------------------------------------------------------
                                 |     Free cash flow                679     451      51%             15.8%    22.0%
                                 |     ---------------------------------------------------------------------------------
                                 |
                                 |
                                 |     --------------------------------------------------
                                 |     Net debt                    8,900   4,679     90%
                                 |     --------------------------------------------------
                                 |     Net debt/EBITDA               2.6     2.0
                                 |     --------------------------------------------------
                                 |     Interest coverage             6.5     6.7
                                 |     --------------------------------------------------
                                 |     Quarterly earnings per ADR   1.92    1.07     80%
                                 |     --------------------------------------------------
                                 |     Average ADRs outstanding    352.1   339.0      4%
                                 |     ---------------------------------------------------------------------------------
                                 |
                                 |     In millions of US dollars, except ratios and per-ADR amounts.
                                 |     Average ADRs outstanding are presented in millions of ADRs.
                                 |
                                 |
                                 |     Consolidated net sales grew to US$4,298 million, representing an increase of
                                 |     110% over those of third quarter 2004, mainly as a result of the RMC
                                 |     acquisition. Sales increased in most of our markets due to higher cement,
                                 |     ready-mix and aggregates volumes and a better pricing environment.
                                 |     Infrastructure spending has been one of the main drivers of cement and
                                 |     ready-mix demand throughout our markets, as has residential construction,
                                 |     driven by the prevailing low interest rate environment worldwide.
                                 |
                                 |     Cost of goods sold and selling, general, and administrative expenses (SG&A)
                                 |     increased 117% and 155%, respectively, versus the third quarter of last year
                                 |     due mainly to the acquisition of RMC. We are in the preliminary stages of
                                 |     implementing CEMEX's standardized practices aimed at reducing costs and
                                 |     expenses in the newly acquired operations. Our long-term energy-management
                                 |     program has helped us mitigate the effect of higher oil prices worldwide. The
                                 |     aggregate cost of energy and electricity per ton of cement produced for our
                                 |     portfolio has increased 14% for the first nine months of the year versus the
                                 |     same period last year.
                                 |
                                 |     EBITDA reached US$1,011 million, representing an increase of 54% over that of
                                 |     third quarter 2004, due mainly to the acquisition of RMC. EBITDA margin
                                 |     decreased from 32.1% in third quarter 2004 to 23.5% in third quarter 2005, and
                                 |     increased versus 22.6% in second quarter 2005. The margin was positively
                                 |     affected by higher average volumes and better pricing conditions - compensating
                                 |     for higher energy costs - but was more than offset by the change in product mix
                                 |     as a result of the RMC acquisition.
                                 |
                                 |     Foreign exchange gain (loss) for the quarter was a loss of US$40 million,
                                 |     arising mainly from dollar-denominated debt held at some of our subsidiaries.
                                 |
                                 |     Gain (loss) on financial instruments for the quarter was a gain of US$94
                                 |     million, resulting mainly from our cross currency and interest rate swaps - due
                                 |     to the increase in interest rates - and gains from our equity forwards, which
                                 |     were terminated during the quarter.
                                 |
 Investor Relations              |     Majority net income for the quarter rose 87%, to US$675 million from US$361
                                 |     million in third quarter 2004, and has increased 99% year to date, reaching
  In the United States           |     US$1,855 million for the first nine months of the year. Higher volumes, pricing
  1 877 7CX NYSE                 |     recovery, our continuing efficiency programs, and gains on our financial
                                 |     instruments have positively impacted our majority net income during the year.
  In Mexico                      |
  52 (81) 8888 4292              |     Net debt at the end of the third quarter was US$8,900 million, a reduction of
                                 |     US$724 million during the quarter, and US$1,535 million since the end of the
  E-Mail                         |     first quarter 2005. The net-debt-to-EBITDA ratio improved to 2.6 times from 2.9
  ir@cemex.com                   |     times at the end of second quarter 2005. Interest coverage decreased to 6.5
                                 |     from 6.7 times a year ago, but remained unchanged from second quarter 2005.
     www.cemex.com               |
                                 |     (1) Results for third quarter 2004 do not include the effect of the RMC acquisition.
                                 |
                                 |
---------------------------------

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,
US dollar translation methodology, and other important disclosures.       Page 1

                                                                          CEMEX
EBITDA and Free Cash Flow(1)
===============================================================================



                                                Third quarter                   January - September
                                            ------------------------        -----------------------------
                                              2005    2004   % Var.            2005       2004    % Var.
---------------------------------------------------------------------------------------------------------
Operating income                               771     495      56%           1,967      1,376       43%
---------------------------------------------------------------------------------------------------------
+ Depreciation and operating amortization      240     161                      672        497
---------------------------------------------------------------------------------------------------------
EBITDA                                       1,011     656      54%           2,639      1,873       41%
---------------------------------------------------------------------------------------------------------
- Net financial expense                        127      78                      370        246
---------------------------------------------------------------------------------------------------------
- Capital expenditures                         209     103                      473        243
---------------------------------------------------------------------------------------------------------
- Change in working capital                   (35)    (31)                        7         68
---------------------------------------------------------------------------------------------------------
- Taxes paid                                    29      28                      108         67
---------------------------------------------------------------------------------------------------------
- Other cash items (net)                         2      27                        8         43
---------------------------------------------------------------------------------------------------------
Free cash flow                                 679     451      51%           1,673      1,206       39%
---------------------------------------------------------------------------------------------------------

In millions of US dollars.
Results for third quarter and first nine months of 2004 do not include the effect of the RMC acquisition.


During the quarter, free cash flow of US$679 million plus US$91 million in proceeds from the additional assets contributed to the joint venture with Ready Mix USA were primarily used to reduce net debt by US$687 million (when expressed in US dollars, net debt was further reduced by US$37 million due mainly to the depreciation of the euro, British pound and yen versus the US dollar during the quarter), and for investments in connection with the post merger integration of RMC.


Debt-Related Information
===============================================================================

                                         Third quarter            Second quarter                            Third quarter
                                     ------------------------     --------------                           ----------------
                                        2005    2004   % Var.          2005                                   2005    2004
--------------------------------------------------------------------------------   -----------------------------------------
Total debt (2)                         9,596   5,730     67%         11,036        Currency denomination
--------------------------------------------------------------------------------   -----------------------------------------
     Short-term                          13%     23%                    15%        US dollar                    69%     71%
--------------------------------------------------------------------------------   -----------------------------------------
     Long-term                           87%     77%                    85%        Euro                         22%     15%
--------------------------------------------------------------------------------   -----------------------------------------
Cash and cash equivalents                512   1,051    (51%)         1,265        British pound                 3%      0%
--------------------------------------------------------------------------------   -----------------------------------------
Fair value of cross-currency swaps (2)   184     N/A                    147        Yen                           6%     13%
--------------------------------------------------------------------------------   -----------------------------------------
Net debt (2)                           8,900   4,679                  9,624        Other                         0%      1%
--------------------------------------------------------------------------------   -----------------------------------------

-------------------------------------------------------------------------------
Interest expense                         141      84     68%            153        Interest rate
--------------------------------------------------------------------------------   -----------------------------------------
Interest coverage                        6.5     6.7                    6.5        Fixed                        64%     65%
--------------------------------------------------------------------------------   -----------------------------------------
Net debt/EBITDA                          2.6     2.0                    2.9        Variable                     36%     35%
--------------------------------------------------------------------------------   -----------------------------------------

In millions of US dollars, except ratios.


(1)  EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under generally accepted accounting principles in Mexico (Mexican GAAP). Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such, does not have such Mexican-GAAP cash-flow measures to present as comparable to EBITDA or free cash flow.

(2)  During 2004, the Mexican Institute of Public Accountants issued Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", which became effective beginning January 1, 2005. Bulletin C-10 details and supplements issues related to the accounting of derivative financial instruments. Among other aspects, Bulletin C-10 precludes the presentation of two financial instruments as If they were a single instrument (synthetic presentation). For this reason, beginning this year, CEMEX recognizes the assets and liabilities resulting from the fair value of cross-currency swaps ("CCS") separately from the financial debt, and such debt is presented in the currencies originally negotiated. Starting in 2001, CEMEX has effectively changed the original profile of interest rates and currencies of financial debt associated to CCS, and accordingly, until December 31, 2004, financial debt subject to these instruments was presented in the currencies negotiated in the CCS, through the recognition within debt, of a portion of the assets or liabilities resulting from the fair value of such CCS. This reclassification has no impact on stockholders' equity or net income. For presentation purposes in the table above, net debt includes the fair value of CCS associated with debt.

--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,
US dollar translation methodology, and other important disclosures.       Page 2

                                                                           CEMEX

Equity-Related Information
================================================================================


One CEMEX ADR represents ten CEMEX CPOs. The following amounts are expressed in CPO terms and reflect the 2 for 1 stock split effective July 1, 2005.


Beginning-of-quarter CPO-equivalent units outstanding           3,518,706,245
------------------------------------------------------------------------------

   Exercise of stock options not hedged                               251,756
   Less increase (decrease) in the number
   of CPOs held insubsidiaries                                     (3,934,652)

End-of-quarter CPO-equivalent units outstanding                 3,522,892,653
------------------------------------------------------------------------------

Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.


Employee long-term compensation plans (1)

As of September 30, 2005, executives had outstanding options on a total of 60,593,200 CPOs, with a weighted average strike price of US$3.14 per CPO (equivalent to US$31.40 per ADR). The total amount of CPO-equivalent units outstanding increased 0.12% during the quarter as we sold shares in subsidiaries to cover the exercise of dilutive stock options. Starting in 2005, CEMEX began offering executives a stock-ownership program. The plan's goal is to move CEMEX's long-term incentives from stock options to programs based on restricted stock. As of September 30, 2005, our executives held 108,568,124 restricted CPOs, representing 3.08% of our total CPOs outstanding.

Derivative Instruments
================================================================================

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency forwards and options, and equity derivatives in order to execute its corporate financing strategy and to hedge other obligations as they arise. The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

                                           Third quarter (2)      Second quarter
                                           -----------------      --------------
Notional amounts                             2005    2004              2005
================================================================================
Equity(1)                                       0   1,179             1,280
Foreign-exchange                            4,106   5,953             3,643
Interest-rate                               3,487   2,120             3,489
--------------------------------------------------------------------------------
Estimated aggregate fair market value         304   (197)               149
================================================================================

In millions of US dollars.


The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: Mexican GAAP ("Bulletin C-2") requires companies to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded on the income statement. The exceptions to the general rule until December 31, 2004, as they pertained to CEMEX, occurred when transactions were entered into for cash-flow hedging purposes. In such cases, changes in the fair market value of the related derivative instruments were recognized temporarily in equity and were reclassified into earnings as the inverse effects of the underlying hedged items flowed through the income statement. Beginning in 2005, new Bulletin C-10, "Derivative Financial Instruments and Hedging Activities", establishes the framework for hedge accounting and overrides Bulletin C-2 in this respect; however, in respect to cash-flow hedges, the new rules are the same as those applied by CEMEX since 2001. CEMEX has recognized increases in assets and liabilities, which resulted in a net asset of US$304 million, arising from the fair market value recognition of its derivatives portfolio as of September 30, 2005. This net asset does not include the liability related to our stock-option programs of approximately US$208.8 million as of September 30, 2005 (see footnote #1 below). The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

_____________________________

(1) Until September 27, 2005, the date of pricing of our non-dilutive equity offering and the liquidation of the equity forward contracts that hedged our executive options programs, CEMEX accrued a liability representing the intrinsic value of the stock options. Resulting from the elimination of the economic hedge and given that the potential future appreciation of the stock options is currently not hedged through equity forwards, CEMEX has decided, for purposes of determining its obligations under the stock-option programs, to move from intrinsic value to fair value. As of September 30, 2005, CEMEX had accrued a liability of approximately US$208.8 million arising from the valuation of its stock options, of which approximately US$92.8 million correspond to the time value of the stock options.

 (2) Notional amounts and fair market values at the end of third quarter 2004 do not include the effect of the RMC acquisition.


--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,
US dollar translation methodology, and other important disclosures.       Page 3

                                                                           CEMEX
Other Activities
================================================================================


CEMEX completes non-dilutive equity offering

On October 3, 2005, CEMEX announced that a total of 30,993,340 ADSs were sold in a non-dilutive equity offering, which includes the sale of 27,000,000 ADSs, plus an additional 3,993,340 ADSs to cover over-allotments. The underwriters fully exercised their option to purchase the additional ADSs to cover over-allotments.

The 30,993,340 ADSs were sold in the form of both ADSs and CPOs, comprised of 22,943,340 ADSs and 80,500,000 CPOs. One ADS represents ten CPOs. The ADSs were offered to the public at a price of US$49.50 per ADS, and the CPOs were offered to the public at a price of MXN53.89 per CPO.

The aggregate proceeds of the offering, including proceeds from the exercise of the over-allotment option, were approximately US$1.5 billion, after underwriting discounts and commissions. Approximately US$1.3 billion of these proceeds were used to unwind all of the forward contracts entered into between CEMEX and certain banks, with the remaining approximately US$200 million paid to CEMEX on October 3, 2005.

This transaction did not increase the number of shares outstanding and thus did not dilute the equity of existing shareholders.


CEMEX contributes additional assets to joint venture with Ready Mix USA.

On September 1, 2005, CEMEX announced the signing of an agreement to expand the scope of the recently formed joint venture with Ready Mix USA. Under the initial arrangement that was completed on July 1, 2005, CEMEX Inc. contributed to the joint venture two cement plants (Demopolis, Alabama and Clinchfield, Georgia), eleven cement terminals, and its ready-mix aggregates and block assets in the Florida Panhandle and Southern Georgia. Ready Mix USA contributed all of its ready-mix and aggregates operations in Alabama, Georgia, the Florida Panhandle, and Tennessee, as well as its block operations in Arkansas, Tennessee, Mississippi, Florida, and Alabama. The cement assets of the joint venture are being managed by CEMEX, and the ready-mix, aggregates and block assets are being managed by Ready Mix USA.

As a part of the expansion of the joint venture, CEMEX contributed 27 additional ready-mix plants and 4 additional block facilities, all of which are located in the Atlanta, Georgia metropolitan area and were operating under the Allied Ready Mix name. In return for the contribution of these additional assets, CEMEX received from the joint venture approximately US$91.5 million. Ready Mix USA will manage these newly contributed assets.


--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,
US dollar translation methodology, and other important disclosures.       Page 4

                                                                           CEMEX
Operating Results
================================================================================

Mexico
Our Mexican operations' cement volumes increased 1% during the quarter versus third quarter 2004, while ready-mix volumes increased 14% over the same period. For the first nine months of the year, cement volumes decreased 1% versus the same period in 2004, while ready-mix volumes increased 15% over the same period. Cement prices were 8% higher in US-dollar terms during the quarter versus the same period a year ago and have increased 5% year to date versus the first nine months of 2004. Ready-mix prices, in US-dollar terms, were 5% higher during the first nine months of the year versus the same period in 2004.

The main drivers of demand during the year have been government infrastructure spending and residential construction, the latter supported by increased credit availability from commercial banks, and non-commercial sources such as INFONAVIT. Cement demand from the self-construction sector remains weak, despite increased disposable income, primarily because the formal sector has attracted customers through increased financing availability.


United States
In CEMEX's US operations, cement volumes increased 2% in third quarter 2005 versus the same period a year ago. For the first nine months of the year, cement volumes increased 5%. On a like-to-like basis for the ongoing operations, cement volumes increased 7% both for the quarter and for the first nine months of the year versus the comparable periods of last year. Ready-mix volumes increased 212% during the quarter and 175% for the first nine months of the year due to the consolidation of RMC operations. On a like-to-like basis for the ongoing operations, ready-mix volumes for the quarter and first nine months of the year increased 7% and 5%, respectively, versus the same periods of last year. Aggregates volume, on a like-to-like basis for the ongoing operations, increased 6% and 12% for the third quarter and first nine months of the year, respectively, over last year's periods.

Cement prices have increased 18% for the first nine months of the year, while ready-mix prices increased 26% during the same period. Aggregates prices have increased 19% year to date versus the same period last year.

Construction spending for the first eight months of the year is up 9% versus last year's period. Cement demand continues to be driven mainly by a strong infrastructure sector, particularly streets and highway construction; a growing industrial and commercial sector, with construction spending up 7% for the first eight months of the year; and a healthy residential sector, with construction spending up 11% for the first eight months of the year.


Spain
Domestic cement volume decreased 2% over that of third quarter 2004 while ready-mix volume increased 59%. For the first nine months of the year, cement and ready-mix volumes increased 5% and 56%, respectively, versus the first nine months of 2004. The main drivers of cement and ready-mix demand continue to be infrastructure spending and residential construction, with housing starts up 4% for the first seven months of the year. Although the residential sector remains at record high levels of construction, it has moderated its growth rate versus that seen in the first half of the year. Prices in US dollars for domestic cement increased 7% and 9% for third quarter and first nine months of the year, respectively, versus the comparable periods in 2004.


United Kingdom
Cement sales volumes in the UK decreased 4% for the third quarter and decreased 2% for the first nine months of the year versus the comparable periods in 2004. Ready-mix volumes decreased 3% and 1% for the quarter and the first nine months of the year, respectively, versus the same periods in 2004. Cement and ready-mix prices increased 8% and 5%, respectively, in dollar terms during the first nine months of the year versus the same period in 2004, offsetting higher fuel and electricity costs.

The UK economy has weakened during the past months, which in turn has lowered cement and ready-mix consumption. The decline in national consumption of cement and ready mix is due mostly to decreased demand from the repair, maintenance, and improvement sector, as well as lower spending in infrastructure. Although growing at a lower pace from last year, the public, residential, and industrial and commercial sectors remain the primary drivers of growth.


--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,
US dollar translation methodology, and other important disclosures.       Page 5

                                                                          CEMEX
Operating Results
================================================================================


Rest of Europe
In France, ready-mix volumes increased 8% in the third quarter and 5% during the first nine months of the year versus the same periods of 2004. Aggregates volumes decreased 1% in third quarter and remained flat year to date. Prices of ready-mix in US dollars increased 6% during the first nine months of the year versus the same period in 2004. The increase in ready-mix demand is mainly due to a strong housing sector, which is expected to reach a 20-year high this year, driven by low interest rates and tax incentives aimed at promoting housing construction.

In Germany, the economic environment remains unfavorable, with high unemployment, low consumer confidence, and an overall weak business climate. The public works sector, which remains depressed due to high public debt and limited investments, has offset the nonresidential sector, which has grown slightly due to a rise in commercial building construction. Cement sales volumes for the quarter and for the first nine months of the year declined 13% and 16%, respectively, versus the comparable periods of 2004. Ready-mix volumes in Germany have declined 13% during the first nine months of the year versus the same period of 2004. Cement prices in Germany have increased 27% in US dollars for the first nine months of the year versus the same period in 2004.

For the rest of our portfolio in Europe, aggregate domestic cement volume has increased 3% and ready-mix volumes have decreased 1% for the first nine months of the year versus the comparable period of 2004. Weighted-average cement and ready-mix prices in US dollars have both increased 10% year to date versus the same period last year.


South/Central America and Caribbean
Domestic cement volumes in the region increased 16% in the quarter and 14% during the first nine months of the year versus the same periods of last year. The Venezuelan economy continues to recover, and with it construction spending. The main sectors contributing to increased cement demand are the infrastructure
- fueled by increased oil revenues - and residential (both self-construction and government-sponsored housing) sectors. For the quarter, cement volumes in Venezuela increased 38% versus third quarter 2004.

In Colombia, cement volumes grew 30% during the quarter due mainly to high demand from the self-construction sector, as unemployment has declined and wages have increased. Infrastructure spending has also been a significant contributor to cement demand.


Africa and Middle East
Construction activity in the Middle East is currently running at a high level, with increased housing requirements and oil revenues driving public and private investments. Our operations in Egypt have increased their cement volumes throughout the year supported mainly by a strong infrastructure sector driven by private investment, and healthy residential and self-construction sectors. Overall, the region's domestic cement volumes during the quarter increased 33% versus the same period in 2004, while average prices in US-dollar terms increased 20%.


Asia
In aggregate, our cement volumes in the region decreased 3% during the quarter and increased 2% for the first nine months of the year, versus the same periods of last year. Cement demand in the Philippines declined during the quarter due to lower public and private spending related to the political uncertainty in the country, as well as the scarcity of government resources to fund infrastructure projects. In Thailand, the volume of cement sold decreased versus last year's level due to intensified competition in the country, while cement volumes in Bangladesh increased significantly during the quarter due to the expansion of the markets covered by our operations in that country. Average cement prices in the region increased 9% in US dollars during the third quarter versus the same period in 2004.


--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,
US dollar translation methodology, and other important disclosures.       Page 6

CONSOLIDATED INCOME STATEMENT & BALANCE SHEET

Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC


CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of U.S. Dollars, except per ADR amounts)


                                                            January - September                        Third quarter
INCOME STATEMENT                                          2005              2004       % Var.        2005          2004     % Var.
----------------------------------------------------------------------------------------------------------------------------------
Net Sales                                               11,284,293       5,885,220       92%       4,298,068     2,047,409   110%
Cost of Sales                                           (6,628,575)     (3,300,649)     101%      (2,489,581)    1,145,732)  117%
----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                             4,655,718       2,584,571       80%       1,808,487       901,678   101%
Selling, General and Administrative Expenses            (2,688,759)     (1,208,502)     122%      (1,037,494)     (406,410)  155%
----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                         1,966,958       1,376,069       43%         770,993       495,268    56%
      Financial Expenses                                  (400,265)       (262,513)      52%        (140,861)      (83,846)   68%
      Financial Income                                      30,073          16,199       86%          13,989         5,548   152%
      Exchange Gain (Loss), Net                            (97,651)        (58,778)      66%         (40,145)       23,582   N/A
      Monetary Position Gain (Loss)                        306,351         271,805       13%         111,389        63,537    75%
      Gain (Loss) on Financial Instruments                 365,087          (1,556)      N/A          93,595         9,890   846%
Total Comprehensive Financing (Cost) Income                203,594         (34,843)      N/A          37,967        18,710   103%
      Other Expenses, Net                                  (35,826)       (279,388)     (87%)        (25,233)     (109,381)  (77%)
----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                           2,134,727       1,061,838      101%         783,727       404,597    94%
Income Tax                                                (268,974)       (125,896)     114%         (98,748)      (48,040)  106%
Employees' Statutory Profit Sharing                         (8,135)         (7,459)       9%          (2,933)       (2,827)    4%
Total Income Tax & Profit Sharing                         (277,109)       (133,356)     108%        (101,682)      (50,867)  100%
----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                        1,857,618         928,482      100%         682,045       353,730    93%
Participation in Unconsolidated Subsidiaries                43,104          25,149       71%          16,079        13,289    21%
Consolidated Net Income                                  1,900,722         953,631       99%         698,124       367,019    90%
Net Income Attributable to Min. Interest                    45,236          22,286      103%          23,426         5,812   303%
MAJORITY INTEREST NET INCOME                             1,855,486         931,345       99%         674,698       361,207    87%
----------------------------------------------------------------------------------------------------------------------------------

EBITDA                                                   2,638,854       1,873,102       41%       1,010,617       656,290    54%
Earnings per ADR                                              5.40            2.82       92%            1.92          1.07    80%
----------------------------------------------------------------------------------------------------------------------------------


                                                               As of September 30
BALANCE SHEET                                             2005               2004      % Var.
----------------------------------------------------------------------------------------------------------------------------------
Total Assets                                            25,282,248      16,767,007       51%
      Cash and Temporary Investments                       512,486       1,051,209      (51%)
      Trade Accounts Receivables                         1,795,423         426,042      321%
      Other Receivables                                    726,536         334,324      117%
      Inventories                                        1,109,255         644,450       72%
      Other Current Assets                                 181,720          89,827      102%
Current Assets                                           4,325,420       2,545,851       70%
Fixed Assets                                            13,228,426       9,030,870       46%
Other Assets                                             7,728,402       5,190,285       49%
----------------------------------------------------------------------------------------------------
Total Liabilities                                       15,244,059       9,301,105       64%
Current Liabilities                                      4,627,631       2,934,340       58%
Long-Term Liabilities                                    8,311,286       4,404,380       89%
Other Liabilities                                        2,305,142       1,962,384       17%
----------------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                       10,038,189       7,465,902       34%
Stockholders' Equity Attributable to Minority Interest     535,188         368,597       45%
Stockholders' Equity Attributable to Majority Interest   9,503,001       7,097,304       34%
----------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,
US dollar translation methodology, and other important disclosures.       Page 7

CONSOLIDATED INCOME STATEMENT & BALANCE SHEET

Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC


CEMEX S.A. de C.V. AND SUBSIDIARIES
(Thousands of Mexican Pesos in real terms as of September 31, 2005 except per ADR amounts)

                                                           January - September                        Third quarter
INCOME STATEMENT                                           2005           2004         % Var.      2005           2004     % Var.
----------------------------------------------------------------------------------------------------------------------------------
Net Sales                                               121,418,987     66,109,841       84%      46,247,209    22,998,954   101%
Cost of Sales                                           (71,323,464)   (37,076,845)      92%     (26,787,889)  (12,870,231)  108%
----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                             50,095,524     29,032,995       73%      19,459,319    10,128,723    92%
Selling, General and Administrative Expenses            (28,931,046)   (13,575,338)     113%     (11,163,440)   (4,565,280)  145%
----------------------------------------------------------------------------------------------------------------------------------
Operating Income                                         21,164,478     15,457,657       37%       8,295,880     5,563,443    49%
      Financial Expenses                                 (4,306,853)    (2,948,865)      46%      (1,515,660)     (941,862)   61%
      Financial Income                                      323,582        181,969       78%         150,522        62,320   142%
      Exchange Gain (Loss), Net                          (1,050,729)      (660,268)      59%        (431,958)      264,897    N/A
      Monetary Position Gain (Loss)                       3,296,342      3,053,238        8%       1,198,544       713,723    68%
      Gain (Loss) on Financial Instruments                3,928,331        (17,476)      N/A       1,007,082       111,095   807%
Total Comprehensive Financing (Cost) Income               2,190,674       (391,402)      N/A         408,530       210,172    94%
      Other Expenses, Net                                  (385,492)    (3,138,422)     (88%)       (271,506)   (1,228,694)  (78%)
----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Income Taxes                           22,969,659     11,927,833       93%       8,432,903     4,544,921    86%
Income Tax                                               (2,894,161)    (1,414,219)     105%      (1,062,531)     (539,646)   97%
Employees' Statutory Profit Sharing                         (87,528)       (83,792)       4%         (31,564)      (31,757)   (1%)
Total Income Tax & Profit Sharing                        (2,981,689)    (1,498,010)      99%      (1,094,095)     (571,404)   91%
----------------------------------------------------------------------------------------------------------------------------------
Net Income Before Participation
  of Uncons. Subs. and Ext. Items                        19,987,970     10,429,823       92%       7,338,808     3,973,517    85%
Participation in Unconsolidated Subsidiaries                463,799        282,501       64%         173,010       149,277    16%
Consolidated Net Income                                  20,451,769     10,712,324       91%       7,511,818     4,122,794    82%
Net Income Attributable to Min. Interest                    486,735        250,343       94%         252,067        65,284   286%
MAJORITY INTEREST NET INCOME                             19,965,034     10,461,981       91%       7,259,751     4,057,510    79%
----------------------------------------------------------------------------------------------------------------------------------

EBITDA                                                   28,394,076     21,040,930       35%      10,874,242     7,372,233    48%
Earnings per ADR                                              58.10          32.09       81%           20.66         12.18    70%
----------------------------------------------------------------------------------------------------------------------------------



                                                              As of September 30
BALANCE SHEET                                               2005              2004      % Var.
---------------------------------------------------------------------------------------------------------------------------------
Total Assets                                             272,036,988    188,347,104       44%
      Cash and Temporary Investments                       5,514,351     11,808,443      (53%)
      Trade Accounts Receivables                          19,318,748      4,785,810      304%
      Other Receivables                                    7,817,528      3,755,528      108%
      Inventories                                         11,935,581      7,239,231       65%
      Other Current Assets                                 1,955,308      1,009,042       94%
Current Assets                                            46,541,516     28,598,053       63%
Fixed Assets                                             142,337,863    101,445,551       40%
Other Assets                                              83,157,609     58,303,500       43%
-----------------------------------------------------------------------------------------------------
Total Liabilities                                        164,026,075    104,481,153       57%
Current Liabilities                                       49,793,314     32,962,027       51%
Long-Term Liabilities                                     89,429,434     49,475,277       81%
Other Liabilities                                         24,803,327     22,043,848       13%
-----------------------------------------------------------------------------------------------------
Consolidated Stockholders' Equity                        108,010,922     83,865,952       29%
Stockholders' Equity Attributable to Minority Interest     5,758,624      4,140,529       39%
Stockholders' Equity Attributable to Majority Interest   102,252,289     79,725,423       28%
-----------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,
US dollar translation methodology, and other important disclosures.       Page 8

OPERATING SUMMARY PER COUNTRY

Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC

In thousands of U.S. dollars

                                                     January - September                      Third quarter
                                                 ---------------------------              ---------------------
NET SALES                                            2005          2004      % Var.         2005           2004         % Var.
-------------------------------------------------------------------------------------------------------------------------------
Mexico                                             2,297,502     2,109,107     9%          781,908        708,746         10%
U.S.A.                                             2,997,188     1,455,914   106%        1,189,399        551,816        116%
Spain                                              1,132,933       939,036    21%          376,293        316,911         19%
United Kingdom                                     1,142,230           N/A    N/A          479,748            N/A         N/A
Rest of Europe                                     1,949,209           N/A    N/A          855,110            N/A         N/A
South / Central America and Caribbean              1,002,261       913,240    10%          357,521        308,947         16%
Africa and Middle East                               388,628       140,779   176%          154,868         51,704        200%
Asia                                                 214,634       145,969    47%           76,308         49,975         53%
------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations                 159,708       181,175   (12%)          26,912         59,309        (55%)
------------------------------------------------------------------------------------------------------------------------------
TOTAL                                             11,284,293     5,885,220    92%        4,298,068      2,047,409        110%
------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT
------------------------------------------------------------------------------------------------------------------------------
Mexico                                             1,254,007     1,205,765     4%          419,106        397,541          5%
U.S.A.                                             1,146,612       478,763   139%          476,806        194,814        145%
Spain                                                423,337       344,790    23%          136,945        117,170         17%
United Kingdom                                       402,633           N/A    N/A          139,621            N/A         N/A
Rest of Europe                                       833,048           N/A    N/A          430,270            N/A         N/A
South / Central America and Caribbean                339,945       413,757   (18%)         120,811        136,758        (12%)
Africa and Middle East                               163,089        73,908   121%           74,600         28,148        165%
Asia                                                  70,525        62,310    13%           24,864         21,000         18%
------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations                  22,522         5,279   327%          (14,537)         6,246         N/A
------------------------------------------------------------------------------------------------------------------------------
TOTAL                                              4,655,718     2,584,571    80%        1,808,487        901,678        101%
------------------------------------------------------------------------------------------------------------------------------

OPERATING INCOME
-----------------------------------------------------------------------------------------------------------------------------
Mexico                                               819,689       827,902    (1%)         273,081        265,978          3%
U.S.A.                                               589,331       215,358   174%          275,104        110,411        149%
Spain                                                276,335       231,959    19%           87,678         77,770         13%
United Kingdom                                        72,965           N/A    N/A           31,150            N/A         N/A
Rest of Europe                                       191,492           N/A    N/A           95,540            N/A         N/A
South / Central America and Caribbean                188,722       290,645   (35%)          70,408         94,950        (26%)
Africa and Middle East                                80,257        44,402    81%           32,117         17,974         79%
Asia                                                  28,817        22,295    29%            8,651          7,114         22%
------------------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations                (280,650)     (256,491)    9%         (102,736)       (78,929)        30%
------------------------------------------------------------------------------------------------------------------------------
TOTAL                                              1,966,958     1,376,069    43%          770,993        495,268         56%
==============================================================================================================================


--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,
US dollar translation methodology, and other important disclosures.       Page 9

OPERATING SUMMARY PER COUNTRY

Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC

EBITDA in thousands of US dollars. EBITDA margin as a percentage of net sales

                                               January - September                         Third quarter
                                            --------------------------               ------------------------
EBITDA                                            2005         2004    % Var.              2005     2004        % Var.
-----------------------------------------------------------------------------------------------------------------------
Mexico                                           935,294      941,614     (1%)           309,866     303,582      2%

U.S.A.                                           744,948      332,536    124%            329,428     149,206    121%

Spain                                            335,768      291,662     15%            107,194      97,396     10%

United Kingdom                                   123,347          N/A     N/A             50,414         N/A     N/A

Rest of Europe                                   267,582          N/A     N/A            128,264         N/A     N/A

South / Central America and Caribbean            286,128      375,365    (24%)           103,010     122,739    (16%)

Africa and Middle East                           110,726       66,627     66%             42,917      25,346     69%

Asia                                              44,122       42,301      4%             13,272      13,557     (2%)
-----------------------------------------------------------------------------------------------------------------------
Others and intercompany eliminations            (209,061)    (177,002)    18%            (73,748)    (55,536)    33%
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                          2,638,854    1,873,102     41%          1,010,617     656,290     54%
=======================================================================================================================



-----------------------------------------------------------------------------------------------------------------------

EBITDA MARGIN
-----------------------------------------------------------------------------------------------------------------------
Mexico                                         40.7%        44.6%                       39.6%       42.8%
U.S.A.                                         24.9%        22.8%                       27.7%       27.0%
Spain                                          29.6%        31.1%                       28.5%       30.7%
United Kingdom                                 10.8%         N/A                        10.5%        N/A
Rest of Europe                                 13.7%         N/A                        15.0%        N/A
South / Central America and Caribbean          28.5%        41.1%                       28.8%       39.7%
Africa and Middle East                         28.5%        47.3%                       27.7%       49.0%
Asia                                           20.6%        29.0%                       17.4%       27.1%
-----------------------------------------------------------------------------------------------------------------------
CONSOLIDATED MARGIN                            23.4%        31.8%                       23.5%       32.1%
=======================================================================================================================



--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,
US dollar translation methodology, and other important disclosures.      Page 10

VOLUME SUMMARY

Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC

Consolidated volume summary
Cement and aggregates: Thousands of metric tons
Ready-mix: Thousands of cubic meters

                                           January - September                               Third quarter
                                          ------------------------                     ----------------------
                                               2005         204          % Var.           2005          2004       % Var.
--------------------------------------------------------------------------------------------------------------------------
Consolidated cement volume                   59,870       49,492          21%           21,684        17,030        27%
Consolidated ready-mix volume                50,930       17,900          185%          20,250         6,229       225%
Consolidated aggregates volume              117,798       34,089          246%          47,518        12,208       289%
--------------------------------------------------------------------------------------------------------------------------


Per-country volume summary (1)

                                         January - September        Third quarter
                                         -------------------     ------------------       Third quarter 2005 Vs.
DOMESTIC CEMENT VOLUME                       2005 Vs. 2004           2005 Vs. 2004          Second quarter 2005
-----------------------------------------------------------------------------------------------------------------
Mexico                                               (1%)                  1%                      (3%)
U.S.A.                                                5%                   2%                       1%
Spain                                                 5%                  (2%)                    (13%)
United Kingdom                                       N/A                  N/A                      (5%)
Rest of Europe                                       N/A                  N/A                       9%
South / Central America and Caribbean                14%                  16%                      (1%)
Africa and Middle East                               20%                  33%                      17%
Asia                                                  2%                  (3%)                    (11%)
-----------------------------------------------------------------------------------------------------------------


READY-MIX VOLUME
-----------------------------------------------------------------------------------------------------------------
Mexico                                               15%                  14%                       4%
U.S.A.                                               175%                 212%                     (5%)
Spain                                                56%                  59%                     (10%)
United Kingdom                                       N/A                  N/A                      (2%)
Rest of Europe                                       N/A                  N/A                      (5%)
South / Central America and Caribbean                24%                  44%                      23%
Africa and Middle East                               N/A                  N/A                      N/A
Asia                                                 N/A                  N/A                      N/A
-----------------------------------------------------------------------------------------------------------------


AGGREGATES VOLUME
-----------------------------------------------------------------------------------------------------------------
Mexico                                                1%                  (4%)                    (13%)
U.S.A.                                               110%                 119%                     (7%)
Spain                                                67%                  64%                      (9%)
United Kingdom                                       N/A                  N/A                      (3%)
Rest of Europe                                       N/A                  N/A                      (1%)
South / Central America and Caribbean                22%                  23%                       9%
Africa and Middle East                               N/A                  N/A                      N/A
Asia                                                 N/A                  N/A                      N/A
-----------------------------------------------------------------------------------------------------------------

1) Includes only the month of March in first quarter 2005 for RMC operations.


--------------------------------------------------------------------------------
Please refer to the end of this report for definitions of terms,
US dollar translation methodology, and other important disclosures.      Page 11

PRICE SUMMARY

Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC

Variation in US Dollars (1)

                                         January - September        Third quarter
                                         -------------------     ------------------       Third quarter 2005 Vs.
DOMESTIC CEMENT PRICE                        2005 Vs. 2004           2005 Vs. 2004          Second quarter 2005
--------------------------------------------------------------------------------------------------------------------
Mexico                                             5%                            8%                   1%
U.S.A.                                            18%                          18%                   4%
Spain                                             9%                            7%                  (2%)
United Kingdom                                    N/A                          N/A                  (4%)
Rest of Europe (2)                                N/A                          N/A                  (0%)
South / Central America and Caribbean (2)        (11%)                        (14%)                 (0%)
Africa and Middle East (2)                        22%                          20%                   8%
Asia (2)                                          12%                           9%                  (2%)
--------------------------------------------------------------------------------------------------------------------


READY-MIX PRICE
--------------------------------------------------------------------------------------------------------------------
Mexico                                            5%                            6%                   3%
U.S.A.                                            26%                          23%                   6%
Spain                                             7%                            5%                  (4%)
United Kingdom                                    N/A                          N/A                  (5%)
Rest of Europe (2)                                N/A                          N/A                  (4%)
South / Central America and Caribbean (2)         5%                            3%                   2%
Africa and Middle East (2)                        N/A                          N/A                  N/A
Asia (2)                                          N/A                          N/A                  N/A
--------------------------------------------------------------------------------------------------------------------


AGGREGATES PRICE
--------------------------------------------------------------------------------------------------------------------
Mexico                                           (5%)                          (5%)                            22%
U.S.A.                                            19%                          19%                             11%
Spain                                             22%                          27%                             (3%)
United Kingdom                                    N/A                          N/A                             (3%)
Rest of Europe (2)                                N/A                          N/A                             (3%)
South / Central America and Caribbean (2)         5%                            6%                              7%
Africa and Middle East (2)                        N/A                          N/A                             N/A
Asia (2)                                          N/A                          N/A                             N/A
--------------------------------------------------------------------------------------------------------------------

1) Includes only the month of March in first quarter 2005 for RMC operations.
2) Volume weighted-average price.



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US dollar translation methodology, and other important disclosures.      Page 12

PRICE SUMMARY

Includes the results of RMC begining March 1, 2005. Results for 2004 do not include RMC

Variation in Local Currency (1)

                               January - September        Third quarter
                               -------------------     ------------------       Third quarter 2005 Vs.
DOMESTIC CEMENT PRICE              2005 Vs. 2004           2005 Vs. 2004          Second quarter 2005
----------------------------------------------------------------------------------------------------------
Mexico (2)                             (3%)                   (2%)                      (1%)
U.S.A.                                  18%                   18%                        4%
Spain                                   6%                     7%                        1%
United Kingdom                          N/A                   N/A                        0%
----------------------------------------------------------------------------------------------------------


READY-MIX PRICE
----------------------------------------------------------------------------------------------------------
Mexico (2)                             (3%)                   (4%)                       0%
U.S.A.                                  26%                   23%                        6%
Spain                                   5%                     5%                       (1%)
United Kingdom                          N/A                   N/A                       (1%)
----------------------------------------------------------------------------------------------------------


AGGREGATES PRICE
----------------------------------------------------------------------------------------------------------
Mexico (2)                             (12%)                 (14%)                      19%
U.S.A.                                  19%                   19%                       11%
Spain                                   20%                   28%                       (0%)
United Kingdom                          N/A                   N/A                        1%
----------------------------------------------------------------------------------------------------------



1) Includes only the month of March in first quarter 2005 for RMC operations.
2) In constant Mexican pesos as of June 30, 2005



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

                                                                           CEMEX
Definition of Terms and Disclosures
================================================================================

Methodology for consolidation and presentation of results

CEMEX consolidates its results in Mexican pesos under Mexican generally accepted accounting principles (GAAP). For the reader's convenience, US dollar amounts for the consolidated entity are calculated by converting the constant Mexican peso amounts at the end of each quarter using the period-end MXN/USD exchange rate for each quarter. The exchange rates used to convert results for third quarter 2005, second quarter 2005, and third quarter 2004 are 10.76, 10.75, and 11.38 Mexican pesos per US dollar, respectively. CEMEX's weighted-average inflation factor between September 30, 2004, and September 30, 2005, was -1.29%.

Per-country/region figures are presented in US dollars for the reader's convenience. In the consolidation process, each country's figures (except those of CEMEX Mexico) are converted to US dollars and then to Mexican pesos under Mexican GAAP. Figures presented in US dollars for Mexico, Spain, and the United Kingdom as of September 30, 2005, and September 30, 2004, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding exchange rate provided below.

To convert September 30, 2004, US-dollar figures for Mexico to constant Mexican pesos as of September 30, 2005, it is necessary to first convert the September 30, 2004, US-dollar figure to Mexican pesos using the exchange rate provided below, and then multiply the resulting amount by 1.0362, the inflation-rate factor between September 30, 2004, and September 30, 2005.

                               September 30
                        ----------------------------
Exchange rate                 2005         2004
----------------------------------------------------

Mexican Peso                 10.76        11.38
Euro                          0.83         0.80
British Pound                 0.57         0.55
----------------------------------------------------

Amounts provided in units of local currency per US dollar.

Breakdown of regions

The South/Central America and Caribbean region includes CEMEX's operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico, and Venezuela, as well as our trading operations in the Caribbean region.

Rest of Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Lithuania, Norway, Poland, Portugal, and Sweden.

Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.

The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

EBITDA equals operating income plus depreciation and operating amortization. Free cash flow equals EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Capital expenditures consist of maintenance and expansion spending on our cement, ready-mix, and other core businesses in existing markets.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Net debt equals total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents (please refer to footnote 2 on the second page of this report for further details).

Interest coverage is calculated by dividing EBITDA for the last twelve months by interest expense for the last twelve months.

Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. This ratio includes CEMEX's EBITDA for the last twelve months plus the estimated EBITDA of RMC for the last twelve months (please refer to footnote 2 on the second page of this report for further details).

Earnings per ADR

The number of average ADRs outstanding used for the calculation of earnings per ADR was 352.1 million for the third quarter 2005 and 343.8 million for the first nine months of 2005, 339.0 million for third quarter 2004 and 330.8 million for the first nine months of 2004.


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



                                                                           CEMEX
Definition of Terms and Disclosures
================================================================================


Effect of the purchase of RMC on our financial statements

The acquisition of RMC was concluded on March 1, 2005. The processes to allocate the purchase price paid for RMC's shares of approximately US$4.1 billion, not including other direct purchase costs, to the fair values of the assets acquired and liabilities assumed, substantially began during March 2005 concurrent with the assumption of control by CEMEX; consequently, as of September 30, 2005, CEMEX is in a preliminary stage in terms of determining the fair values of the net assets of RMC, including acquired intangible assets. Therefore, as of September 30, 2005, the difference between the purchase price paid and the book value of RMC as of March 1, 2005, was fully allocated to goodwill for an amount of approximately U.S.$2.2 billion.

In subsequent periods, as we move forward in our determination of the fair values of RMC's assets and liabilities, the amount of initial goodwill will be adjusted against the corresponding balance-sheet accounts. Under Mexican GAAP, entities have up to a one-year period after the purchase to conclude the purchase-price allocation.




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Please refer to the end of this report for definitions of terms,
US dollar translation methodology, and other important disclosures.      Page 15